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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RH Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 North Brand Blvd., Suite 600
(No. and Street)

Glendale (City) CA (State) 91203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Romeo Portillo (818) 789-8781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2017
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Romeo Portillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RH Investment Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Romeo Portillo
Signature

Chief Operations Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2017 by Romeo Portillo proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public [signature]

ELIZABETH AGHVINIAN
COMM. # 2163937
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES SEPT. 29, 2020

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
RH Investment Corporation

We have audited the accompanying statement of financial condition of RH Investment Corporation as of December 31, 2016, and the related statement of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of RH Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RH Investment Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of RH Investment Corporation's financial statements. The supplemental information is the responsibility of RH Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

RH INVESTMENT CORPORATION

CONTENTS

RH INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash	$	28,242
Cash at clearing broker (including clearing deposit of $30,000)		664,812
Trading income receivable		4,983
Interest receivable		6,605
Securities inventory, at fair value		358,793
Equipment and furniture, net		28,748
Prepaid expenses and other assets		27,401
	$	1,119,584
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	13,994
Interest payable		1,766
Margin payable - securities inventory		374,356
Total liabilities		390,116
Liabilities subordinated to claims of general creditors		650,000
Stockholders' equity		
Common stock, $10 par value, 500,000 shares authorized, 118,691 shares issued and outstanding		1,186,910
Additional paid-in capital		209,966
Retained earnings		(1,317,408)
Total stockholders' equity		79,468
	$	1,119,584

See accompanying notes to financial statements.

RH INVESTMENT CORPORATION

STATEMENT OF OPERATIONS

Year Ended December 31, 2016	
Revenues	
Trading income	$ 790,685
Interest	75,788
Underwriting income	66,180
Total revenues	932,653
Expenses	
Salaries, wages and related expenses	827,917
Interest expense	82,403
Computer fees and quote service	217,882
Payroll taxes	50,333
Rent and parking	45,985
Online execution fees	19,882
Clearing fees	14,383
Insurance	52,311
Pension plan	8,278
Depreciation	23,310
Moving expense	35,262
Other expenses	118,067
Total expenses	1,496,013
Income/(Loss) before state franchise taxes	(563,360)
State franchise taxes	800
Net income/(loss)	$ (564,160)

See accompanying notes to financial statements.

RH INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2016

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, beginning of year	123,540	$ 1,235,400	$ 130,616	$ (753,248)	$ 612,768
Stock redemption	(5,000)	(50,000)	32,350		(17,650)
Stock purchase	151	1,510			1,510
Additional paid-in capital			47,000		47,000
Net income/(loss)				(564,160)	(564,160)
Dividends					
Balances, end of year	118,691	$ 1,186,910	$ 209,966	$ (1,317,408)	$ 79,468

See accompanying notes to financial statements.

RH INVESTMENT CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2016		
Balance, beginning of year	$	650,000
Prepayment of revolving subordinated loans		0
Issuance of revolving subordinated loans		0
Balance, end of year	$	650,000

See accompanying notes to financial statements.

RH INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016	
Cash flows from operating activities	
Net Income/(Loss)	$ (564,160)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	23,310
Change in unrealized gains and losses on securities inventory	16,114
Changes in operating assets and liabilities:	
Cash at clearing broker	184,479
Trading income receivable	1,426
Interest receivable	5,209
Securities inventory	1,289,374
Prepaid expenses and other assets	32,885
Accounts payable and accrued expenses	729
Interest payable	(7,735)
Secured demand note receivable	250,000
Margin payable - securities inventory	(1,289,374)
Net cash provided by/(used in) operating activities	(57,743)
Cash flows from financing activities	
Net common stock/issued redeemed	(48,490)
Additional paid-in capital	79,350
Net cash provided by/(used in) financing activities	30,860
Net increase in cash	(26,883)
Cash, beginnning of year	55,125
Cash, end of year	$ 28,242
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 90,138
Cash paid during the year for taxes	$ 0

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

RH Investment Corporation (the "Company") was incorporated in California and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The Company is a municipal bond dealer with headquarters in Glendale, California.

Basis of Presentation

Certain prior-year amounts have been reclassified to conform with the current year's presentation. These financial statements were approved by management and available for issuance through the date the audit was approved. Subsequent events have been evaluated through this date.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Fair Value – Valuation Techniques and Inputs

<u>Municipal Bonds</u>

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations from market makers and other dealers, and if applicable, pricing models that factor in interest rates, bond or credit default swap spreads, and volatility. Municipal bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Underwriting Income

Underwriting income from the underwriting of state and municipal bond issuances is recognized upon the sale of bonds to the market.

1. Nature of business and summary of significant accounting policies (continued)

Equipment and Furniture

Equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	10 years	Straight-line
Computers and equipment	3 years	Straight-line

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2016.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2016 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets				
Securities inventory, at fair value				
State of California municipal bonds	$ 355	$ 4	$ -	$ 359
	$ 355	$ 4	$ -	$ 359

For the year ended December 31, 2016, the Company did not transfer any assets between the Level 1, Level 2 or Level 3 classifications of the fair value hierarchy.

Realized gains and losses and the change in unrealized gains and losses for the year ended December 31, 2016 are included in trading income in the statement of operations.

3. Equipment and furniture

Equipment and furniture consist of the following:

Computers and equipment	$ 152,124
Furniture and fixtures	61,969
	214,093
Less accumulated depreciation and amortization	185,345
	$ 28,748

4. Liabilities subordinated to claims of general creditors

At December 31, 2016, the Company had five FINRA-approved subordinated loan agreements for a total of $650,000 with related parties. The terms of the subordinated loan agreements are as follows:

> $250,000 loan agreement maturing on July 25, 2019 with automatic rollover provision and bearing interest at 7.5% per annum.
>
> $100,000 loan agreement maturing on May 1, 2017 with automatic rollover provision and bearing interest at 8% per annum.
>
> $200,000 loan agreement maturing on November 15, 2017 with automatic rollover provision and bearing interest at 7.5% per annum.
>
> $100,000 loan agreement maturing on November 23, 2017 with automatic rollover provision and bearing interest at 7.5% per annum.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

Cash at clearing broker includes a clearing deposit pursuant to the clearance agreement.

6. Margin payable to clearing broker

The margin payable to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Hilltop Securities Inc. Interest is charged at the clearing broker's call rate.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a matching contribution of 3% to the Plan based on eligible employee's annual compensation. Highly compensated individuals and 5% or greater shareholders are excluded. During the year ended December 31, 2016, the Company contributed $8,278 into the Plan.

9. Net capital requirement

The Company, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $640,471 which was $540,471 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($15,760) to net capital was 0.0246 to 1, which is less than the 15 to 1 maximum allowed.

10. Recently Issued Accounting Pronouncements

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

RH INVESTMENT CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Net capital, stockholders' equity		$	79,468
Add			
Liabilities subordinated to claims of general creditors allowable in computation of net capital			650,000
			729,468
Less nonallowable assets			
Interest receivable			6,605
Equipment and leasehold improvements, net			28,748
Prepaid expenses and other assets			27,401
			62,754
Net capital before haircuts			666,714
Haircuts on security positions and undue concentrations			26,243
Net capital		$	640,471
Aggregate indebtedness		$	15,760
Computed minimum net capital required (6.67% of aggregate indebtedness)		$	1,051
Mimimum net capital required (under SEC Rule 15c3-1)		$	100,000
Excess net capital ($640,741 - $100,000)		$	540,741
Percentage of aggregate indebtedness to net capital	$15,760 / $640,471		2.46%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

See independent auditor's report.

RH INVESTMENT CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

RH Investment Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) RH Investment Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RH Investment Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) RH Investment Corporation stated that RH Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. RH Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RH Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of RH Investment Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

RH Investment Corporation

By: J. Romeo Portillo

J. Romeo Portillo
Chief Operations Officer

February 22, 2017
(Date)

RH Investment Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
RH Investment Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by RH Investment Corporation and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of RH Investment Corporation (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating RH Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2017

RH INVESTMENT CORPORATION

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2016

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	835,867
General Assessments at .0025	$	2,090
SIPC-6 general assessment Payment made on July 11, 2016		(1,294)
SIPC-7 general assessment Payment made on January 15, 2017		(796)
Total assessment balance due	$	-